SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                           Sun Healthcare Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    866933104
                                 (CUSIP Number)






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CUSIP No. 866933104                     13G                          Page 2 of 5


(1)      Name of Reporting Person:          Andrew L. Turner

         S.S. or I.R.S. Identification No. of Above Person:       ###-##-####

(2)      Check the Appropriate Box if a Member of a Group (See Instructions):

              (a)

              (b)     X

(3)      SEC Use Only:

(4)      Citizenship or place of organization:      U.S.A.


         Number of shares beneficially owned by each reporting person with:

(5)      Sole Voting Power:    1,167,872*

(6)      Shared Voting Power:       -0-

(7)      Sole Dispositive Power:    1,167,872*

(8)      Shared Dispositive Power:  -0-

         * Shares held as of January 31, 2000. Includes 84,372 shares held by the Turner Children Trust and 1,500 shares held by The Andrew and Nora Turner Trust, all of which shares the Reporting Person disclaims beneficial ownership.

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,167,872*

         * Shares held as of January 31, 2000. Includes 84,372 shares held by the Turner Children Trust and 1,500 shares held by The Andrew and Nora Turner Trust, all of which shares the Reporting Person disclaims beneficial ownership.

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

                  /   /

(11)     Percent of Class Represented by Amount in Row (9):   1.9%

(12)     Type of Reporting Person (See Instructions):  IN



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CUSIP No. 866933104                     13G                          Page 3 of 5


Item 1(a).  Name of Issuer:

            Sun Healthcare Group, Inc.

     1(b).  Address of Issuer's Principal Executive Offices:

            101 Sun Avenue NE
            Albuquerque, New Mexico 87109

Item 2(a).  Name of Person Filing:

            Andrew L. Turner

     2(b).  Address of Principal Business Office or, if None, Residence:

            Andrew L. Turner
            101 Sun Avenue NE
            Albuquerque, New Mexico 87109

     2(c).  Citizenship:

            U.S.A.

     2(d).  Title of Class of Securities:

            Common Stock, $.01 par value

     2(e).  CUSIP No:  866933104

Item 4.     Ownership.

       (a)  Amount beneficially owned:    1,167,872 shares

       (b)  Percent of class:   1.9%

       (c)  Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote: 1,167,872 shares as of January 31, 2000 - includes 85,872 shares as to which the Reporting Person disclaims beneficial ownership
                 (see Item 6).

           (ii)  Shared power to vote or to direct the vote:     -0-




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CUSIP No. 866933104                     13G                          Page 4 of 5


          (iii)  Sole power to dispose or to direct the disposition of:
                 1,167,872 shares as of January 31, 2000 - includes 85,872 shares as to which the Reporting Person disclaims beneficial ownership (see Item 6).

           (iv)  Shared power to dispose or to direct the disposition of:  -0-

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           The Turner Children's Trust has the right to receive and direct dividends and sale proceeds of the 84,372 shares of the Company's Common Stock held by the Trust. Mr. Turner disclaims beneficial ownership of these shares.




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CUSIP No. 866933104                     13G                          Page 5 of 5



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000

                                                /s/ Andrew L Turner
                                                Andrew L. Turner